Steven F. Carman Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8153 fax: 816.983.8080 steve.carman@huschblackwell.com

May 14, 2009

VIA EDGAR AND OVERNIGHT COURIER Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Larry L. Greene
Re:	Tortoise Power and Energy Income Company (the "Fund") File Numbers 811-22106 and 333-145105

To the Commission:

On August 3, 2007, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and Investment Company Act of 1940 to register the common shares of the Fund.  The Fund received comments on the Registration Statement from Larry L. Greene of the Commission staff by letter dated October 10, 2007 (the “Comment Letter”).  The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The purpose of Amendment No. 1 is to respond to the aforementioned comments and to update or complete certain information required by Form N-2.  The text of each comment from the Comment Letter has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

1.	Comment: We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response:  The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act and confirms that it will make such filing in a timely manner.

2.	Comment: The pricing table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

May 14, 2009 Page 2

Response:  The Fund confirms that shares issuable pursuant to the over-allotment option will be included in the amount of securities registered.

3.
Comment:  With respect to the Fund’s derivative transactions, add disclosure indicating that the Fund will segregate assets as required by various interpretive and no-action letters issued by the staff.

Response:  For the information of the staff, the Fund’s financial statements will note that a portion of its money market cash investments (or some other appropriate asset) will be segregated/allocated to cover derivative transactions.  The Fund will monitor its derivative contracts closely, and appropriate assets will be noted as segregated/allocated to cover the derivatives in the event the net value of all such derivatives is negative.  The Fund has revised its disclosure to highlight this practice.

4.
Comment:  Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements.  In this connection indicate whether the NASD did not object to the payments by the adviser of the structuring fee, additional compensation, and other expenses in connection with the sale of Fund shares as discussed under the caption “Underwriting.”  Indicate also whether the NASD aggregated such payments with sales loads, sales incentives or other fees for purposes of determining compliance with NASD guidelines on maximum underwriter compensation.

Response:  FINRA is in the process of reviewing the proposed underwriting terms and arrangements of the offering as described in the registration statement.

5.
Comment:  Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the commission’s plain English requirements.  For example, reformat the disclosures appearing in all capital letters under the caption “Selling Restrictions.”  Please use a different means to make the disclosure prominent.  Define the terms “infrastructure assets”, “mezzanine securities”, and “inelastic demand profile.”

Response:  The Fund has deleted the disclosure that appeared under the caption “Selling Restrictions” and defined or more clearly articulated the meaning of the terms “infrastructure assets” and “inelastic demand profile.”  The Fund does not intend to invest in “mezzanine securities” and has deleted references to the term.

Prospectus Cover

6.	Comment: Add the disclosure required by Rule 481(d) under the Securities Act regarding over-allotments, stabilization or any other transaction designed to affect the price of the security.

May 14, 2009 Page 3

Response:  The disclosure believed to be required by Rule 481(d) under the Securities Act is found on the front cover of the prospectus in footnote 2 to the pricing table and in the section of the prospectus captioned “Underwriting.”

7.	Comment: Confirm that the paragraphs that immediately precede and follow the pricing table, as well as the table, will appear on the outside front cover page of the printed document.

Response:  The Fund hereby confirms that the subject paragraphs will appear on the outside front cover page.

8.	Comment: Disclosure in the pricing table under the line item “Estimated Offering Expenses” should be moved to a footnote. See Instruction 6 to Item 1 of the Form N-2.

Response:  The disclosure has been moved to a footnote as requested.

Prospectus

9.
Comment:  Disclosure captioned “Prospectus Summary – Our Advisor,” discusses the tax treatment of master limited partnerships and the advisor’s assets under management.  Explain to the staff the relevance of this discussion in the Fund’s filing.

Response:  The Fund has eliminated the referenced disclosure regarding the tax treatment of MLPs.  The discussion of the advisor’s assets under management is relevant to the Fund’s filing because it (i) highlights the experience of the Fund’s advisor managing closed-end management investment companies such as the Fund and (ii) provides additional background information about the Fund’s advisor.

10.
Comment:  The next sub-caption, “Prospectus Summary – Investment Strategy,” discusses the Fund’s investment strategy and notes that:  “Under normal circumstances, we plan to invest at least 80% of our total assets . . . in securities of companies that derive a majority of their revenue from power or energy operations.  Revise this disclosure so as to specify that the underlined term means more than 50%.

Response:  The disclosure has been revised as requested.

11.
Comment:  The next sub-caption, “Prospectus Summary – Market Opportunity,” discusses several factors supporting the Fund’s view that the power industry possesses attractive investment opportunities.  For example, the discussion “Aged and Underinvested Electricity Infrastructure Grid” indicates that much of the nation’s transmission equipment may be approaching the end of its useful life.  Revise this disclosure to discuss briefly the expected life of such structures as power lines, power

May 14, 2009 Page 4

poles and the other equipment referenced in the disclosure.  The next sub-caption, “Strong Supply and Demand Fundamentals” discusses the expected growth rate in the demand for electricity through the year 2030.  State in your response letter when the cited estimates were made.

A second set of bullets discusses several factors supporting the Fund’s view that the energy industry possesses attractive investment opportunities.  However, several such factors would appear to constitute merely statements of the Fund’s or management’s belief.  Explain to the staff why these matters are characterized as factors.

Response:  The discussions “Aged and Underinvested Electricity Infrastructure Grid,”  “Strong Supply and Demand Fundamentals” and the bullet point factors have been deleted because they are no longer deemed important to the investment strategy.

12.
Comment:  As stated under the caption “Prospectus Summary – Portfolio Securities,” the Fund will invest in, among others, investment companies.  If the Fund may invest in unregistered funds, such as hedge funds or funds that are excepted from the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate disclosure.

This caption also discloses that the Fund may engage in selling covered call options on securities, indices or certain ETFs.  In connection with the Fund’s options activity, disclose the percentage of assets to be devoted to this activity, the features and risks of engaging in covered calls, whether these options will trade on an exchange or OTC, and whether they are expected to be American or European style options.  Disclose also that this strategy reduces capital gain potential.

Response:  The Fund no longer intends to invest in unregistered investment companies, and will only invest in registered investment companies, such as money market funds, on a short term basis or for a small portion of its assets set aside to provide liquidity to pay Fund expenses.

The Fund does not intend to engage in selling covered call options and all references to such activity have been deleted.

13.	Comment: Revise the sub-caption “Prospectus Summary – Principal Investment Strategies” to disclose that the Fund’s 80% test is measured at the time of each new investment.

Response:  Disclosure that the Fund’s 80% test is measured at the time of each new investment is found in the last sentence of the referenced sub-caption.

May 14, 2009 Page 5

14.
Comment:  Revise the discussion captioned “Forward-Looking Statements” to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.  Also delete the following sentence or explain to us why you have no statutory duty to update the prospectus during an offering when material events occur that affect the accuracy of the disclosure:  “We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus.”

Response:  The referenced discussion has been revised as requested to reflect the impact of Section 27A.  The referenced sentence regarding updating the prospectus has been revised to reflect the Fund’s obligation to update any forward-looking statements prior to completion of this offering.

15.
Comment:  With respect to the fee table, revise the line item “Leverage Costs” so as to refer to “Interest payments on borrowed funds.”  See Item 3 of Form N-2.  Move the footnotes appearing after “Total Annual Expenses” so as to follow the Example.  In light of the Fund’s contemplated leverage, delete footnote 8.

Response: The line item “Leverage Costs” has been revised as requested and the referenced footnotes have been moved as requested.  In addition, the Fund has deleted all references to leverage in the table in the referenced footnote and revised the table to show its estimated annual expenses as a percentage of its managed assets.  The Fund believes that this disclosure is meaningful to investors as the management fee paid to its advisor is based on its managed assets.  In addition, this approach is consistent with the disclosure made by other funds managed by the Fund’s advisor.

16.
Comment:  Disclosure captioned “Risks – Income Securities Risk - Liquidity Risk” states:  “We may invest without limitation in Income Securities for which there is no readily available trading market or that are otherwise illiquid, including certain below investment grade bonds.”  Identify the types of junk bonds referred to by the underlined term.

Response:  The disclosure has been revised to more accurately reflect the types of junk bonds in which the Fund may invest.

17.
Comment:  Explain the following underlined term appearing under the discussion sub-captioned “Mezzanine Investments Risk”:  “We may invest in certain lower grade securities known as “Mezzanine Investments . . .”  Please disclose the credit quality of the mezzanine instruments.

Response:  The Fund does not intend to invest in mezzanine securities and has deleted the disclosure.

May 14, 2009 Page 6

18.
Comment:  Disclosure captioned “Non-U.S. Dollar Denominated Securities” states that:  “We may invest up to 50% of our total assets in non-U.S. dollar denominated securities.”  If the Fund may invest in foreign securities, add appropriate strategy and risk disclosure.

Other disclosure under this sub-caption states:  “We do not currently intend to reduce or hedge our exposure to non-U.S. currencies, other than in connection with our exposure to dividends received or receivable in non-U.S. currencies and in connection with hedging forward commitments.”  Disclose the derivative techniques that may be used in connection with such hedging.

The discussion of leverage in the next paragraph should be relocated to a more appropriate segment.

Response: The Fund intends to invest in securities issued by non-U.S. companies only if they otherwise meet its investment objectives and has added disclosure to that effect.  In addition, the Fund has revised the caption of this section to state “Non-U.S. Securities” and believes the disclosure adequately highlights the risks associated with investing in foreign securities.

The Fund does not intend to hedge its exposure to non-U.S. currencies and has eliminated the portion of the highlighted disclosure “other than in connection with our exposure to dividends received or receivable in non-U.S. currencies and in connection with hedging forward commitments.”

The Fund believes that the risks of leverage are thoroughly discussed elsewhere in the prospectus, and has eliminated the referenced leverage discussion.

19.
Comment:  Subsequent disclosure sub-captioned “Risks – Leverage Risk” indicates that:  “. . . we may grant a security interest in our assets when we undertake leverage.”  Disclose the amount that may be pledged under a security interest.

Response:  The Fund does not intend to grant security interests to lenders and the referenced disclosure has been deleted.

20.
Comment: Revise the sub-caption “Risks – Concentration Risk.”  The discussion thereunder is devoted entirely to the Fund’s status as a non-diversified company, rather than concentration in an industry.  Revise the heading and/or disclosure accordingly, (e.g., change “Concentration to “Non-Diversification” in the heading).  Also, please disclose in the prospectus the risks of concentrating in the power and energy industries.

Response:  The referenced heading has been revised as requested and the disclosure regarding the risks of concentrating in the power and energy industries under the heading

May 14, 2009 Page 7

“Risks Related to Investing in the Power and Energy Sector” has been revised to put greater emphasis on the risks associated with the Fund’s intended investments in the power and energy sector.

21.
Comment:  The discussion captioned “Risks – Dilution Risk” states that:  “If you purchase our common shares in this offering, you will experience immediate dilution of $ per share because the price that you pay will be greater than the pro forma NAV per share of the shares you acquire.”  Section 23(b) of the 1940 Act states:  No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount . . .”  Accordingly, the gross offering proceeds, less commissions, must equal the Fund’s net asset value.  See General Public Service Corporation, (publicly available June 24, 1963).  Reconcile the disclosure with the statutory requirement.

Response:  The referenced disclosure was intended to highlight for investors the fact that the NAV per common share following the offering will be less than the per share price at which each investor will be purchasing shares.  The disclosure has been revised to more clearly articulate this point.

The Fund is seeking approval from the Fund’s initial stockholders (i.e., the stockholders of the Fund prior to this offering) for the authority to sell common shares for a price that is less than NAV per share, subject to certain conditions.  The Fund has added disclosure to reflect the issuance of common shares for a price that is below NAV per share.

22.
Comment:  Make the following indicated changes in the sentence appearing under the caption “Dividend Reinvestment Plan”:  “There will be no brokerage charges with respect to shares issued directly by us as a result of distributions payable ~~either~~ in shares ~~or in cash~~.

Response:  The disclosure has been deleted as requested.

Statement of Additional Information

23.	Consider deleting from the Statement of Additional Information the discussion captioned “Management of the Company.” The entire discussion appears in the prospectus.

Response:  The disclosure has been revised as suggested.

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May 14, 2009 Page 8

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on Amendment No. 1.

Sincerely,

                                /s/ Steven F. Carman

Steven F. Carman

SFC

cc:	Dave Schulte, Tortoise Power and Energy Income Company
Terry Matlack, Tortoise Power and Energy Income Company
Diane Bono, Tortoise Power and Energy Income Company